Filed pursuant to Rule 424(b)(3)

Registration No. 333-264447

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 23, 2022)

Terran Orbital Corporation

Up to 140,155,860 Shares of Common Stock

Up to 7,800,000 Warrants to Purchase Shares of Common Stock at $11.50 per Share

Up to 11,055,606 Warrants to Purchase Shares of Common Stock at $10.00 per Share

Up to 19,299,960 Shares of Common Stock Underlying Warrants to Purchase at $11.50 per Share

Up to 11,055,606 Shares of Common Stock Underlying Warrants to Purchase at $10.00 per Share

____________________

This prospectus supplement supplements the prospectus dated June 23, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264447). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on July 6, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 140,155,860 shares of our common stock, par value $0.0001 per share (our “common stock”), consisting of (i) up to 5,080,409 shares of our common stock (the “PIPE Shares”) issued at a purchase price of $10.00 per share in a private placement pursuant to subscription agreements each entered into on October 28, 2021 (the “PIPE Financing”); (ii) up to 8,100,000 shares of our common stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for Class B ordinary shares originally issued at a price of approximately $0.003 per share in a private placement to Tailwind Two Sponsor LLC (the “Sponsor”) and Tommy Stadlen; (iii) up to 94,952,441 shares of our common stock issued or issuable to certain Selling Securityholders that are former stockholders and equity award holders of Terran Orbital (the “Legacy Terran Orbital equity holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 83,481,806 shares of our common stock originally issued to Legacy Terran Orbital stockholders at a weighted-average purchase price of approximately $0.29 per share, after giving effect to the exchange ratio in the Business Combination; (b) up to 82,616 shares of our common stock issuable upon the exercise of certain options with a weighted-average exercise price of $1.41 per share; and (c) up to 11,388,019 shares of our common stock that certain Legacy Terran Orbital equity holders have the right to receive upon the settlement of outstanding vested and unvested restricted stock unit awards upon certain conditions; (iv) up to 8,420,569 shares of our common stock issued to certain debt holders pursuant to a stock and warrant purchase agreement, which were originally issued as non-cash consideration for entering into the Francisco Partners Facility (as defined in this prospectus) and Rollover Notes (as defined in this prospectus); (v) up to 7,800,000 shares of our common stock issuable upon the exercise of the private placement warrants (as defined below); (vi) up to 11,055,606 shares of our common stock issuable upon the exercise of the debt provider warrants

(as defined below); and (vii) up to 4,746,835 shares of our common stock issuable pursuant to the subscription agreement for the Insider PIPE Investor (as defined below) (with the total shares of our common stock referenced in this clause (A) being referred to herein as the “Total Resale Shares”); (B) up to 7,800,000 warrants (the “private placement warrants”) originally issued in a private placement to the Sponsor at a price of $1.50 per warrant, which private placement warrants have an exercise price of $11.50 per share; and (C) up to 11,055,606 warrants originally issued in a private placement to certain debt providers as non-cash consideration for entering into the Francisco Partner Facility and Rollover Notes, which debt provider warrants have an exercise price of $10.00 per share (the “debt provider warrants” and together with the private placement warrants, the “Offered Warrants”).

In addition, the Prospectus and this prospectus supplement relate to the offer and sale by us of up to: (A) 11,499,960 shares of our common stock that are issuable by us upon the exercise of 11,499,960 warrants at a price of $11.50 per share (the “public warrants” and, together with the Offered Warrants, the “Warrants”) originally issued in Tailwind Two’s (as defined in the Prospectus) initial public offering (the “IPO”) of units at a price of $10.00 per unit, which each unit consisting of one Class A ordinary share and one-third of one public warrant; (B) 7,800,000 shares of our common stock that are issuable by us upon the exercise of the private placement warrants at a price of $11.50 per share; and (C) 11,055,606 shares of our common stock that are issuable by us upon the exercise of the debt provider warrants at a price of $10.00 per share.

Our common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “LLAP” and “LLAP WS”, respectively. On July 5, 2022, the last reported sales price of our common stock was $4.43 per share and the last reported sales price of our public warrants was $0.49 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock or warrants involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 6, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 5, 2022

TERRAN ORBITAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40170	98-1572314
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida 33487
(Address of Principal Executive Offices and Zip Code)
(561) 988-1704
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common stock, par value $0.0001 per share	LLAP	New York Stock Exchange
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	LLAP WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 5, 2022, Terran Orbital Corporation (the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company will have the right to sell to B. Riley, up to the lesser of (i) $100,000,000 of newly issued shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) the Exchange Cap (as defined below) (subject to certain conditions and limitations contained in the Purchase Agreement), from time to time during the term of the Purchase Agreement. Sales of Common Stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley’s purchase obligation set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by B. Riley of shares of Common Stock issued to it by the Company under the Purchase Agreement (the “Registration Statement”), which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at the Company’s sole discretion over the 24-month period from and after the Commencement, to direct B. Riley to purchase a specified amount of shares (each, a “Purchase”) not to exceed the lesser of (i) two million shares of Common Stock and (ii) 30% of the total aggregate number (or volume) of shares of Common Stock traded on the New York Stock Exchange (“NYSE”) during the Purchase Valuation Period (as defined below) (the lesser of these two amounts, the “Purchase Maximum Amount”) (and subject to certain additional limitations set forth in the Purchase Agreement) (the number of shares to be purchased giving effect to the Purchase Maximum Amount and all additional limitations, the “Purchase Share Amount”) by timely delivering written notice (the “Purchase Notice”) to B. Riley prior to the commencement of trading of the Common Stock on NYSE on any trading day (the “Purchase Date”), so long as, (i) the closing sale price of the Common Stock on the trading day immediately prior to such Purchase Date is not less than $1.00 (the “Threshold Price”) and (ii) all shares of Common Stock subject to all prior Purchases and all prior Intraday Purchases (as defined below) by B. Riley under the Purchase Agreement have been received by B. Riley prior to the time such Purchase Notice is delivered by the Company to B. Riley.

The per share purchase price that B. Riley is required to pay in a Purchase effected by the Company pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Common Stock (the “VWAP”), during the full primary (or “regular”) trading session on NYSE on the applicable Purchase Date, calculated in accordance with the Purchase Agreement, or, if either (i) the total aggregate volume of shares of Common Stock traded on NYSE reaches an amount equal to the Purchase Share Amount divided by 30% (subject to certain adjustments) (the “Purchase Share Volume Maximum”) prior to the official close of the regular trading session on NYSE on such Purchase Date, or (ii) the trading price of a share of Common Stock on NYSE falls below the applicable minimum price threshold specified by the Company in the Purchase Notice for such Purchase (or if no such minimum price threshold is specified by the Company in the Purchase Notice, the minimum price threshold shall equal 90% of the closing sale price of the Common Stock on the trading day immediately prior to the applicable Purchase Date for such Purchase) (the “Minimum Price Threshold”), then the VWAP will be calculated only for the period beginning at the official open (or “commencement”) of the regular trading session and ending at the earlier of (x) such time that the total aggregate volume of shares of Common Stock traded on NYSE reaches the Purchase Share Volume Maximum for such Purchase (as applicable) and (y) such time that the trading price of a share of Common Stock on NYSE falls below the Minimum Price Threshold (as applicable) (such period for each Purchase, the “Purchase Valuation Period”), less a fixed 3% discount to the VWAP for such Purchase Valuation Period.

From and after Commencement, the Company will control the timing and amount of any sales of Common Stock to B. Riley. Actual sales of shares of Common Stock to B. Riley under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Company’s Common Stock and determinations by the Company as to the appropriate sources of funding for its business and its operations.

In addition to the regular Purchases described above, if either (i) the Company does not effect a regular Purchase on a trading day that it otherwise could have selected as a Purchase Date for a regular Purchase pursuant to the Purchase Agreement (or the Company fails to timely deliver to B. Riley a Purchase Notice for a regular Purchase on such trading day) or (ii) the Company has timely delivered a Purchase Notice for a regular Purchase on a Purchase Date, and the Purchase Valuation Period for such Purchase has ended prior to 3:00 p.m., Eastern time, on such Purchase Date, then, in either case, the Company shall also have the right, but not the obligation, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, to direct B. Riley to purchase, on such trading day (which may be the same Purchase Date as a regular Purchase) an additional specified amount of Common Stock (each, an “Intraday Purchase”), not to exceed the lesser of (i) two million shares of Common Stock and (ii) 30% of the total aggregate number or volume of shares of Common Stock actually traded on the NYSE during the applicable Intraday Purchase Valuation Period (subject to certain adjustments) (the “Intraday Purchase Volume Maximum”), by the delivery to B. Riley of an irrevocable written purchase notice, after 10:00 a.m., Eastern time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Intraday Purchase Valuation Period(s) (as defined below) for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended), and prior to 3:00 p.m., Eastern time, on such Purchase Date (each, an “Intraday Purchase Notice”), so long as, (i) the closing sale price of the Common Stock on the trading day immediately prior to such Purchase Date is not less than the applicable minimum price threshold specified by the Company in the Intraday Purchase Notice (or if no such minimum price threshold is specified by the Company, 90% of the closing price of the Common Stock on the trading day immediately prior to the applicable Purchase Date) and (ii) all shares of Common Stock subject to all prior Purchases and all prior Intraday Purchases by B. Riley under the Purchase Agreement have been received by B. Riley prior to the time such Intraday Purchase Notice is delivered by the Company to B. Riley.

The per share purchase price for the shares of Common Stock that the Company elects to sell to B. Riley in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase, provided that the VWAP for such Intraday Purchase will be measured during the portion of the normal trading hours on NYSE on the applicable Purchase Date that will begin at the latest of (i) the time of confirmation of B. Riley’s receipt of the applicable Intraday Purchase Notice, (ii) the time that the Purchase Valuation Period for any prior regular Purchase effected on the same Purchase Date (if any) has ended and (iii) the time that the Intraday Purchase Valuation Period (defined below) for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended, and ending at the earliest of (x) 3:59 p.m., Eastern time, on such Purchase Date, (y) such time that the total aggregate volume of shares of Common Stock traded on NYSE reaches the Intraday Purchase Share Amount to be purchased by B. Riley in such Intraday Purchase divided by 30% (calculated in accordance with the Purchase Agreement) (the “Intraday Purchase Share Volume Maximum”), and (z) such time that the trading price of a share of Common Stock on NYSE falls below the applicable minimum price threshold specified by the Company in the Intraday Purchase Notice for such Intraday Purchase (or if no such minimum price threshold is specified by the Company in the Intraday Purchase Notice, the minimum price threshold shall equal 90% of the closing sale price of the Common Stock on the trading day immediately prior to the applicable Purchase Date for such Intraday Purchase) (the “Intraday Minimum Price Threshold”) (as applicable) (such period for each Intraday Purchase, the “Intraday Purchase Valuation Period”), less a fixed 3% discount to the VWAP for such Intraday Purchase Valuation Period.

There is no upper limit on the price per share that B. Riley could be obligated to pay for the Common Stock the Company may elect to sell to it in any Purchase or any Intraday Purchase under the Purchase Agreement. The purchase price per share of Common Stock that the Company may elect to sell to B. Riley in a Purchase and an Intraday Purchase under the Purchase Agreement will be equitably adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction occurring during the applicable Purchase Valuation Period for such Purchase or during the applicable Intraday Purchase Valuation Period for such Intraday Purchase.

Under the applicable NYSE rules, in no event may the Company issue to B. Riley under the Purchase Agreement more than 27,500,000 shares of Common Stock, which number of shares is equal to approximately 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless the Company obtains stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with applicable NYSE rules. The Exchange Cap is not applicable to issuances and sales of common stock pursuant to Purchases and Intraday Purchases that we may effect pursuant to the Purchase Agreement, to the extent such shares of common stock are sold in such Purchases and Intraday Purchases (as applicable) at a price equal to or in excess of the applicable “minimum price” (as defined in the applicable listing rules of the NYSE) of the common stock, calculated at the time such Purchases and Intraday Purchases (as applicable) are effected by us under the Purchase Agreement, if any, as adjusted such that the Exchange Cap limitation would not apply under applicable NYSE rules. Moreover, the Company may not issue or sell any shares of Common Stock to B. Riley under the Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by B. Riley and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 13d-3 promulgated thereunder), would result in B. Riley beneficially owning more than 4.99% of the outstanding shares of Common Stock.

The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its stock to B. Riley. The Company intends to use the net proceeds from the equity credit line for investment in growth and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our Common Stock after the date of issuance, or our effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which we may offer, issue or sell Common Stock or any securities exercisable, exchangeable or convertible into Common Stock at a future determined price.

B. Riley has agreed that none of B. Riley, its sole member, any of their respective officers, or any entity managed or controlled by B. Riley or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the Common Stock or hedging transaction that establishes a net short position in the Common Stock during the term of the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 24-month anniversary of the Commencement Date, (ii) the date on which B. Riley shall have purchased from the Company under the Purchase Agreement shares of Common Stock for an aggregate gross purchase price of $100,000,000, (iii) the date on which the Common Stock shall have failed to be listed or quoted on NYSE or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement for one trading day, (iv) the 30th trading day after the date on which the Company commences a voluntary bankruptcy proceeding or any third party commences a bankruptcy proceeding against the Company that is not discharged or dismissed prior to such trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or the Company makes a general assignment for the benefit of creditors. The Company has the right to terminate the Purchase Agreement at any time after Commencement upon ten business days’ prior written notice to B. Riley. B. Riley has the right to terminate the Purchase Agreement upon ten business days’ prior written notice to the Company upon the occurrence of certain events set forth in the Purchase Agreement. The Company and B. Riley may also agree to terminate the Purchase Agreement by mutual written consent. No termination of the Purchase Agreement will be effective until the fifth trading day immediately following the settlement date related to any pending Purchase that has not been fully settled in accordance with the Purchase Agreement. Neither the Company nor B. Riley may assign or transfer the Company’s respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement.

As consideration for B. Riley’s commitment to purchase shares of Common Stock at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued 214,791 shares of Common Stock to B. Riley (the “Commitment Shares”). The Company is also obligated to pay to B. Riley up to $50,000 upon execution of the Purchase Agreement and $25,000 prior to the Commencement, in each case as reimbursement for reasonable and documented fees and disbursements of B. Riley’s legal counsel.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to, and incorporate herein by reference, the full text of the Purchase Agreement and the Registration Rights Agreement, which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any Shares, nor shall there be any sale of Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

In the Purchase Agreement, B. Riley represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this Current Report on Form 8-K are being issued and sold by the Company to B. Riley in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Common Stock Purchase Agreement, dated as of July 5, 2022, by and between Terran Orbital Corporation and B. Riley Principal Capital II, LLC.
10.2	Registration Rights Agreement, dated as of July 5, 2022, by and between Terran Orbital Corporation and B. Riley Principal Capital II, LLC.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAN ORBITAL CORPORATION

Date:	July 6, 2022	By:	/s/ Gary A. Hobart
Gary A. Hobart Chief Financial Officer, Executive Vice President and Treasurer